UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hardinge Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 412324303	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,315,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,315,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,372,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,372,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,632
	8	SHARED VOTING POWER 1,373,820
	9	SOLE DISPOSITIVE POWER 1,632
	10	SHARED DISPOSITIVE POWER 1,373,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 412324303	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Capital Investments II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hardinge Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hardinge Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 412324303	Page 8 of 13 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 3, 2014, as amended on March 3, 2015, October 16, 2015, August 17, 2016, August 11, 2017 and November 2, 2017 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This statement is being filed by (i) Privet Fund LP, a Delaware limited partnership (“Privet Fund”), (ii) Privet Fund Management LLC, a Delaware limited liability company and the general partner and investment manager of Privet Fund (“Privet Fund Management”), (iii) Ryan Levenson, the sole managing member of Privet Fund Management (“Mr. Levenson”), (iv) Privet Capital Investments II, LP, a Delaware limited partnership (“Privet Capital”), (v) Hardinge Holdings, LLC, a Delaware limited liability company (“Parent”), and (vi) Hardinge Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b) The address of the principal offices of each of the Reporting Persons is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c) The principal business of Privet Fund Management is providing administrative and management services to Privet Fund. The principal business of Privet Fund is investing private funds in securities for its own account. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management. Parent is an investment vehicle formed for the purpose of acquiring the Company pursuant to the terms of the Merger Agreement (as defined below). Merger Sub is a company formed for the purpose of merging with and into the Company, resulting in the Company being a wholly owned subsidiary of Parent. Privet Capital is a company formed for the purpose of holding a portion of the equity in Parent.

(d) During the last 5 years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levenson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

SCHEDULE 13D

CUSIP No. 412324303	Page 9 of 13 Pages

The Merger Agreement

This Amendment No. 6 to the Schedule 13D relates to the Agreement and Plan of Merger, dated as of February 12, 2018, among the Company, Parent and Merger Sub (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each share of issued and outstanding Common Stock other than shares owned by Parent will be automatically cancelled and converted into the right to receive $18.50 per share of Common Stock in cash, without interest (the “Merger Consideration”). Prior to Closing, Privet Fund has agreed to contribute the 1,315,090 shares of Common Stock that it holds (representing approximately 10.2% of the outstanding shares of Common Stock) to Parent, and such contributed shares shall remain outstanding after the closing and will not be converted into the right to receive the Merger Consideration. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Debt Commitment Letter

Pursuant to a debt commitment letter, dated as of February 12, 2018 (the “Debt Commitment Letter”), provided by White Oak Global Advisors, LLC (the “Lender”) to Parent and Privet Fund Management in connection with the consummation of the Merger, the Lender has committed, subject to certain terms and conditions, to provide aggregate acquisition financing of up to $115,000,000 (the “Transaction Financing”). The Transaction Financing consists of the following: (i) a senior secured term loan to Merger Sub; and (ii) a senior secured term loan to Forkardt Deutschland GmbH, a subsidiary of the Company. The funding of the Transaction Financing is subject to the satisfaction or waiver of conditions precedent outlined in Exhibit C to the Debt Commitment Letter, as well as to pro forma compliance with certain financial and non-financial covenants. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Debt Commitment Letter, a redacted copy of which is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Equity Commitment Letter

Pursuant to an equity commitment letter, dated as of February 12, 2018 (the “Equity Commitment Letter”), provided by Privet Capital to Parent, Privet Capital has committed, subject to certain terms and conditions set forth in the Equity Commitment Letter, to contribute or cause to be contributed to Parent an aggregate amount not to exceed $85,000,000 in exchange for the issuance to Privet Capital of equity securities of Parent, which proceeds will be used by Parent solely to fund a portion of the Merger Consideration. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Commitment Letter, a copy of which is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

SCHEDULE 13D

CUSIP No. 412324303	Page 10 of 13 Pages

The Guaranty

Pursuant to a guaranty, dated as of February 12, 2018 (the “Guaranty”), provided by Privet Fund to the Company, Privet Fund has agreed to unconditionally guarantee to the Company (i) certain of Parent’s obligations under the Merger Agreement, including Parent’s obligation to pay any reverse termination fee and to reimburse the Company with respect to certain expenses in connection with the Merger, and (ii) Privet Capital’s obligation under the Equity Commitment Letter, in any event in an aggregate amount not to exceed $85,000,000. The foregoing description of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Guaranty, a copy of which is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The 1,632 shares of Common Stock reported herein as owned directly by Mr. Levenson were acquired from the Company as director compensation.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Merger Agreement

On February 12, 2018, Parent, Merger Sub and the Company entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Parent will acquire all shares of Common Stock of the Company other than shares owned by Parent for $18.50 per share in cash as described in more detail in Item 3.

At the effective time of the Merger, (i) all vested and unvested options to acquire shares of Common Stock will be cancelled and the holders thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price per share for each share of Common Stock underlying such options, less applicable withholding taxes, and (ii) all vested and unvested stock units and all restricted stock awards of the Company will be cancelled and the holders will be entitled to receive the Merger Consideration in respect of each share of Common Stock subject to the award, less applicable withholding taxes. With respect to any performance-vesting stock options and stock units of the Company, performance will be deemed satisfied at closing at the greater of the target level and actual performance.

The consummation of the Merger is subject to the affirmative vote of two-thirds of the outstanding shares of Common Stock entitled to vote (the “Company Shareholder Approval”). Consummation of the Merger is also subject to the satisfaction or waiver of specified closing conditions, including customary closing conditions. The Merger Agreement contains customary representations, warranties and covenants of the Company and Parent, including, among others, covenants of the Company (i) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger, (ii) not to engage in certain types of transactions during this period unless agreed to in writing by Parent, (iii) to convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval and (iv) to use reasonable best efforts to obtain certain regulatory approvals.

SCHEDULE 13D

CUSIP No. 412324303	Page 11 of 13 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

In connection with entering into the Merger Agreement, Privet Fund and Privet Fund Management entered into a support agreement, dated February 12, 2018 (the “Support Agreement”), with the Company, pursuant to which Privet Fund and Privet Fund Management have committed to vote the 1,372,188 shares of Common Stock (representing approximately 10.6% of the outstanding shares of Common Stock) they beneficially own, as well as any additional shares of Common Stock that they acquire after the date of the Merger Agreement, in favor of, and take certain other actions in furtherance of, the transactions contemplated by the Merger Agreement, including the Merger. The Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of the parties. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Support Agreement, which is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D, which describes the Debt Commitment Letter, Equity Commitment Letter and Guaranty, copies of which are incorporated by reference as Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, to this Schedule 13D, is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own 1,373,820 shares of Common Stock, or approximately 10.6% of the outstanding Common Stock (calculated based on information included in the Form 10-Q filed by the Company for the calendar quarter ended September 30, 2017, which reported that 12,947,752 shares of Common Stock were outstanding as of November 3, 2017).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Other than as set forth in Item 4 above and the Amended and Restated Joint Filing Agreement dated February 14, 2018 by and among the Reporting Persons (“Joint Filing Agreement”), a copy of which is incorporated by reference as Exhibit 99.6 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

SCHEDULE 13D

CUSIP No. 412324303	Page 12 of 13 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1   Agreement and Plan of Merger among Hardinge Inc., Hardinge Holdings, LLC, and Hardinge Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Hardinge Inc. on February 13, 2018 (File No. 001-34639))

Exhibit 99.2   Debt Commitment Letter from White Oak Capital Advisors, LLC to Hardinge Holdings, LLC and Privet Capital Management LLC dated February 12, 2018 (Confidential information has been omitted and filed separately with the Securities and Exchange Commission)

Exhibit 99.3   Privet Capital Investments II, LP Equity Commitment Letter dated February 12, 2018

Exhibit 99.4   Privet Fund LP Limited Guaranty to Hardinge Inc. dated February 12, 2018

Exhibit 99.5   Support Agreement among Hardinge Inc., Privet Fund LP, and Privet Fund Management LLC dated February 12, 2018 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Hardinge Inc. on February 13, 2018 (File No. 001-34639))

Exhibit 99.6   Amended and Restated Joint Filing Agreement dated February 14, 2018

SCHEDULE 13D

CUSIP No. 412324303	Page 13 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2018

PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson

PRIVET CAPITAL INVESTMENTS II, LP

By: Privet Capital Management LLC, its General Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

HARDINGE HOLDINGS, LLC

By: Privet Fund Management LLC, its Manager

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

HARDINGE MERGER SUB, INC.

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Chief Executive Officer